Exhibit 12.1

HD SUPPLY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Fiscal Year Ended
	Six Months Ended August 4, 2013	February 3, 2013	January 29, 2012	January 30, 2011	January 31, 2010	February 1, 2009

Income (loss) from continuing operations before provision (benefit) for income taxes and discontinued operations	$(148)	$(1,196)	$(484)	$(585)	$(678)	$(1,477)
Add:
Interest expense	291	658	639	623	602	644
Portion of rental expense under operating leases deemed to be the equivalent of interest	24	44	48	49	52	55
Adjusted earnings	$167	$(494)	$203	$87	$(24)	$(778)

Fixed charges:
Interest expense	$291	$658	$639	$623	$602	$644
Portion of rental expense under operating leases deemed to be the equivalent of interest	24	44	48	49	52	55
Total fixed charges	$315	$702	$687	$672	$654	$699

Ratio of earnings to fixed charges(1) (2)

(1)   For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus fixed charges.  Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of debt issuance cost, and the portion of rental expense representative of the interest factor.

(2)   For the six months ended August 4, 2013 and the fiscal years ended February 3, 2013, January 29, 2012, January 30, 2011, January 31, 2010 and February 1, 2009, our earnings were insufficient to cover fixed charges by $148 million, $1,196 million, $484 million, $585 million, $678 million and $1,477 million, respectively.